Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2018

Shenzhen, China, November 14, 2018 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights:

●	Total revenues were US$45.3 million, representing an increase of 1.1% from the same period of 2017.

●	Cloud computing and other internet value-added services (“Cloud computing and IVAS”) revenues were US$19.8 million, representing an increase of 8.3% from the same period of 2017.

●	Subscription revenues were US$19.1 million, representing a decrease of 8.0% from the same period of 2017.

●	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$6.4 million, representing an increase of 11.3% from the same period of 2017.

●	Gross profit was US$23.8 million, representing an increase of 50.0% from US$15.9 million in the same period of 2017.

●	Gross margin was 52.7% in the third quarter of 2018, compared with 35.5% in the same period of 2017.

Recent Developments:

●	Formed a partnership with Newland Hi-Tech Group Co., Ltd., a leading international provider of integrated electronic payment service; and as part of the partnership, announced restructuring of LinkToken operations;

●	Entered into a strategic cooperation agreement with People Daily’s Online to establish a technology innovation laboratory as part of People Capital’s Blockchain Research Institute; and

●	Reward and recognition: selected as one of the 2018 Top 100 internet companies in China by the Internet Society of China and the Information Center of the Ministry of Industry and Information of the People’s Republic of China (MIIT); and Shenzhen Onething Technologies Co., Ltd., one of our operating subsidiaries in China, was selected as a corporate model for blockchain development by the Institute of New Economy and Industry of China Academy of Management Science.

Mr. Lei Chen, the Chief Executive Officer of Xunlei, stated: “The third quarter of 2018 was a quarter of continued development and transformation. During the quarter, we increased investments in shared computing and blockchain, and deepened the cooperation with our enterprise partners. We believe blockchain represents a technology capable of changing our lives, and we strive to develop it in a simple and cost-effective manner.”

“From historic perspective, most technological breakthroughs are by no means easy endeavors. Innovation brings us both challenges and opportunities. We have lately seen reduced enthusiasm from both investors and consumers in blockchain. But we are confident of the long-term prospect of blockchain technology and committed to building a cloud computing and blockchain infrastructure to benefit all stakeholders.” Concluded Mr. Chen.

Third Quarter 2018 Financial Results

Total Revenues1

Total revenues were US$45.3 million, representing an increase of 1.1% on a year-over-year basis.

Revenues from cloud computing and IVAS combined were US$19.8 million, representing an increase of 8.3% on a year-over-year basis. Cloud computing revenues grew by 1.5% on a year-over-year basis.

Revenues from subscriptions were US$19.1 million, representing a decrease of 8.0% on a year-over-year basis. The average revenue per subscriber for the third quarter of 2018 was RMB38.5, compared with RMB33.2 as of September 30, 2017. The number of subscribers was 3.40 million as of September 30, 2018, compared with 4.18 million as of September 30, 2017. The increase in average revenue per subscriber was mainly attributable to the increasing popularity of our premium subscription packages.

Revenues from online advertising were US$6.4 million, representing an increase of 11.3% on a year-over-year basis, mainly due to an increased demand for our mobile advertising business.

Cost of Revenues

Total cost of revenues was US$21.2 million, representing 46.8% of our total revenues.

Bandwidth costs were US$10.2 million, representing 22.6% of our total revenues, compared with US$17.1 million or 38.2% of the total revenues in the same period last year. The decrease was mainly attributable to an increase in the lower cost crowdsourced bandwidth capacity obtained through our cloud computing services.

The remaining cost of revenues mainly consisted of the manufacturing costs for our OneThing Cloud smart device and the revenue-sharing costs for our live streaming product.

Gross Profit and Gross Margin

Gross profit for the third quarter was US$23.8 million, representing a year-over-year increase of 50.0%. Gross margin was 52.7% in the third quarter, compared with 35.5% in the same period of 2017.

Research and Development Expenses

Research and development expenses for the third quarter of 2018 were US$19.7 million, representing 43.4% of our total revenues, compared with US$15.5 million or 34.6% of our total revenues in the same period of 2017. The increase was mainly because we continued to hire employees to strengthen our competitive position and expand our product and service offerings.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter of 2018 were US$10.0 million, representing 22.1% of our total revenues, compared with US$5.5 million or 12.2% of our total revenues in the same period of 2017. The increase was mainly because we conducted marketing and promotion activities for our products.

General and Administrative Expenses

General and administrative expenses for the third quarter were US$12.4 million, representing 27.3% of our total revenues, compared with US$13.2 million or 29.5% of our total revenues in the same period of 2017.

1Due to the strategic shift of our operations, we entered into agreement to sell our web game business in December 2017. According to applicable accounting standards, assets and liabilities related to web game business, including comparatives, are reclassified as assets/liabilities held for sale, while the result related to web game business, including comparatives, are reported as discontinued operations. Figures presented in this earning release are related to continuing operations only and exclude results from web game business unless indicated otherwise. We believe the disposal can allow us to better manage our internal resources, including internal traffic referral and corporate allocation, and focus on the Company’s current strategy. The disposal was completed in January, 2018.

Operating Income/(Loss)

Operating loss was US$18.2 million, compared with operating loss of US$31.8 million in the same period of 2017. The decrease was mainly because we recorded a one-off assets impairment of US$13.6 million in the same period of 2017.

Net Income/(Loss) and Earning/(Loss) Per Share

Net loss from continuing operations was US$15.9 million in the third quarter of 2018, compared with a net loss of US$26.8 million in the same period of 2017. Non-GAAP net loss from continuing operations was US$14.5 million in the third quarter of 2018, compared with a net loss of US$24.7 million in the same quarter of 2017.

Diluted loss per ADS from continuing operations in the third quarter of 2018 was US$0.24, compared with a loss of US$0.40 in the same period last year.

Cash Balance and Short-Term Investments

As of September 30, 2018, the Company had cash, cash equivalents and short-term investments of US$331.3 million, compared with US$345.0 million as of June 30, 2018. The decrease was primarily due to the operating loss in the third quarter of 2018.

Guidance for Fourth Quarter 2018

For the fourth quarter of 2018, Xunlei estimates total revenues to be between US$40 million and US$45 million, and the midpoint of the range represents a year-over-year decrease of approximately 48.4%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on November 14, 2018 (9:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	852-3018-6776
United States:	1-855-500-8701
International:	65 6713-5440
Passcode:	3997175

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-9003-4211
Replay Passcode:	3997175
Replay End Date:	November 22, 2018

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	September 30,	December 31,
	2018	2017
	US$	US$
Assets

Current assets:
Cash and cash equivalents	115,845	233,479
Short-term investments	215,498	138,915
Accounts receivable, net	32,462	40,632
Inventories	10,384	3,879
Due from related parties	1,392	6,986
Prepayments and other current assets	9,709	6,866
Held-for-sale assets	-	26
Total current assets	385,290	430,783

Non-current assets:
Long-term investments	39,075	42,741
Deferred tax assets	5,446	6,072
Property and equipment, net	21,254	24,685
Intangible assets, net	10,343	5,511
Goodwill	20,669	21,760
Other long-term prepayments and receivables	610	1,885
Total assets	482,687	533,437

Liabilities
Current liabilities:
Accounts payable	27,465	49,819
Due to a related party	39	10
Deferred revenue and income, current portion	28,273	28,046
Income tax payable	2,691	3,128
Accrued liabilities and other payables	42,027	59,871
Held-for-sale liabilities	-	822
Total current liabilities	100,495	141,696

Non-current liabilities:
Deferred revenue and income	2,063	3,242
Due to related parties, non-current portion	4,887	4,737
Deferred tax liabilities	1,404	-
Other long-term payable	954	925
Total liabilities	109,803	150,600

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 333,643,560 shares outstanding as at December 31, 2017; 368,877,209 issued and 335,991,495 shares outstanding as at September 30, 2018)	84	83
Additional paid-in-capital	465,201	461,330
Accumulated other comprehensive loss	(14,954)	(7,031)
Statutory reserves	5,132	5,132
Treasury shares (35,233,649 shares and 32,885,714 shares as at December 31, 2017 and September 30, 2018, respectively)	8	9
Accumulated deficits	(81,627)	(74,526)
Total Xunlei Limited's shareholders' equity	373,844	384,997
Non-controlling interests	(960)	(2,160)
Total liabilities and shareholders' equity	482,687	533,437

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2018	2018	2017
	US$	US$	US$
Revenues, net of rebates and discounts	45,292	65,776	44,810
Business taxes and surcharges	(264)	(385)	(256)
Net revenues	45,028	65,391	44,554
Cost of revenues	(21,179)	(30,705)	(28,650)
Gross profit	23,849	34,686	15,904

Operating expenses
Research and development expenses	(19,662)	(19,198)	(15,497)
Sales and marketing expenses	(10,030)	(9,515)	(5,456)
General and administrative expenses	(12,358)	(9,707)	(13,216)
Assets impairment loss	-	-	(13,556)
Total operating expenses	(42,050)	(38,420)	(47,725)

Operating income/(loss)	(18,201)	(3,734)	(31,821)
Interest income	215	327	399
Interest expense	(60)	(60)	(60)
Other income/(loss), net	2,093	3,818	2,068
Share of loss from equity investee	(21)	(44)	(75)
Income/(loss) from continuing operations before income taxes	(15,974)	307	(29,489)
Income tax (expenses)/benefits	121	392	2,728
Net income/(loss) from continuing operations	(15,853)	699	(26,761)

Discontinued operations
Income from discontinued operations before income taxes	-	-	1,420
Gain on disposal	-	-	-
Income tax expense	-	-	(213)
Net income from discontinued operations	-	-	1,207

Net income/(loss)	(15,853)	699	(25,554)
Less: net profit/(loss) attributable to non-controlling interest	(25)	3	5
Net income/(loss) attributable to common shareholders	(15,828)	696	(25,559)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2018	2018	2017
	US$	US$	US$
Earnings/(loss) per share for common shares, basic
Continuing operations	(0.0472)	0.0021	(0.0805)
Discontinued operations	-	-	0.0036
Total earnings/(loss) per share for common shares, basic	(0.0472)	0.0021	(0.0769)

Earnings/(loss) per share for common shares, diluted
Continuing operations	(0.0472)	0.0021	(0.0805)
Discontinued operations	-	-	0.0036
Total earnings/(loss) per share for common shares, diluted	(0.0472)	0.0021	(0.0769)

Earnings/(loss) per ADS, basic
Continuing operations	(0.2360)	0.0105	(0.4027)
Discontinued operations	-	-	0.0182
Total earnings/(loss) per ADS, basic	(0.2360)	0.0105	(0.3845)

Earnings/(loss) per ADS, diluted
Continuing operations	(0.2360)	0.0105	(0.4027)
Discontinued operations	-	-	0.0182
Total earnings/(loss) per ADS, diluted	(0.2360)	0.0105	(0.3845)

Weighted average number of common shares used in calculating continuing operations:
Basic	335,566,140	334,454,484	332,273,676
Diluted	335,566,140	338,706,744	332,273,676

Weighted average number of ADSs used in calculating continuing operations :
Basic	67,113,228	66,890,897	66,454,735
Diluted	67,113,228	67,741,349	66,454,735

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2018	2018	2017
	US$	US$	US$

GAAP operating income/(loss)	(18,201)	(3,734)	(31,821)
Share-based compensation expenses	1,375	1,281	2,108
Non-GAAP operating income/(loss)	(16,826)	(2,453)	(29,713)

GAAP net income/(loss) from continuing operations	(15,853)	699	(26,761)
Share-based compensation expenses	1,375	1,281	2,108
Non-GAAP net income/(loss) from continuing operations	(14,478)	1,980	(24,653)

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0472)	0.0021	(0.0805)
Diluted	(0.0472)	0.0021	(0.0805)

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.2360)	0.0105	(0.4027)
Diluted	(0.2360)	0.0105	(0.4027)

Non-GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	(0.0431)	0.0059	(0.0742)
Diluted	(0.0431)	0.0058	(0.0742)

Non-GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	(0.2155)	0.0295	(0.3710)
Diluted	(0.2155)	0.0290	(0.3710)

Weighted average number of common shares used in calculating:
Basic	335,566,140	334,454,484	332,273,676
Diluted	335,566,140	338,706,744	332,273,676

Weighted average number of ADSs used in calculating:
Basic	67,113,228	66,890,897	66,454,735
Diluted	67,113,228	67,741,349	66,454,735

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 86338443

Website: http://ir.xunlei.com